Exhibit 1
October 31, 2008

Randall H. Holiday, Secretary
For Distribution to the Board of Directors
Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

Board of Directors:

As you are aware, Bel Fuse Inc., together with our wholly-owned subsidiary, Bel Ventures Inc., is one of the largest stockholders of Power-One, Inc. ("Power-One" or the "Company"), owning 7,338,998 shares of the Company's common stock, or approximately 8.36% of the outstanding shares. It appears that the concerns expressed in our June 9, 2008 letter have been ignored and shareholder value continues to erode. This is clearly reflected in the alarming and rapid decline of the Company's share price, which closed at a pathetic $1.03 per share on October 30, 2008. As we have reiterated in the past, we do not believe that issuing new shares at current depressed prices are the answers to the serious challenges facing the Company at this time, yet, the Company has placed itself in the precarious position of possibly having to issue more stock at a depressed price in the near future in order to meet its capital requirements.

The market continues to undervalue Power-One due to the Company's inability to focus on its core business segment of AC/DC power supplies and dedicate the necessary resources to the high-growth Renewable Energy inverters segment. We continue to believe that Power-One must divest the DC/DC converters segment so that it may eliminate a substantial portion of its debt with the sale proceeds.

While we have an interest in acquiring the DC/DC converters segment of the Company, our main concern continues to be maximizing Power-One's stock price for the benefit of all of Power-One's stockholders. Accordingly, we urge the Company to immediately implement the changes to the Company that we have suggested in order to prevent it from being forced to issue more shares in order to meet its capital requirements. If the necessary steps are not taken to properly address this issue, we will have no choice but to review all options including submitting a slate of directors for election at the next Annual Meeting. We will be glad to be part of any process to assist Power-One and would welcome a meeting with the Power-One Board of Directors to further outline our strategy for enhancing stockholder value.

Regards,

/s/ Daniel J. Bernstein

Daniel J. Bernstein
CEO and President